UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 8, 2013

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(Registrant's telephone number, including area code): **(630) 623-3000**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On February 8, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's January 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99   Investor Release of McDonald's Corporation issued February 8, 2013:
McDonald's Global Comparable Sales Decrease 1.9% in January

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 8, 2013

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President -
Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued February 8, 2013: McDonald's Global Comparable Sales Decrease 1.9% in January

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

02/08/13

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S GLOBAL COMPARABLE SALES DECREASE 1.9% IN JANUARY

OAK BROOK, IL – McDonald's Corporation today announced that global comparable sales decreased 1.9% in January. Performance by segment was as follows:

- **U.S. up 0.9%**
- **Europe down 2.1%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 9.5%**

"McDonald's is focused on satisfying the needs of each and every customer visiting our restaurants in search of great-tasting food and beverages, outstanding service and everyday value," said McDonald's President and Chief Executive Officer Don Thompson. "While January's results reflect today's challenging environment and difficult prior year comparisons, I am confident that our unwavering commitment to delivering an exceptional restaurant experience will enhance our brand's relevance and drive long-term results."

January comparable sales increased 0.9% in the U.S. driven by a balanced offering of premium, core and compelling value options, including the addition of the new Grilled Onion Cheddar burger to the Dollar Menu. Results for the month also benefited from convenience and restaurant modernization strategies designed to provide customers with a better overall experience.

In Europe, comparable sales decreased 2.1% as positive results in the U.K. and Russia were offset by performance in Germany, France and other markets. Throughout Europe, McDonald's remains focused on appealing to a broad range of customer preferences with seasonal food events and enhanced value and breakfast offerings along with extended operating hours.

In APMEA, January's comparable sales decreased 9.5% due to ongoing weakness in Japan and negative results in China due primarily to the shift in timing of Chinese New Year and, to a lesser extent, the residual effects of consumer sensitivity around the recent supply chain issue in the chicken industry, which more than offset positive results in Australia.

Systemwide sales for the month increased 0.3%, or 0.7% in constant currencies. For the month of February, comparable sales will be negatively impacted by approximately 3 percentage points as prior year results included one extra day due to leap year.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended January 31,	2013	2012	Reported	Currency
McDonald's Corporation	(1.9)	6.7	0.3	0.7
Major Segments:				
U.S.	0.9	7.8	1.9	1.9
Europe	(2.1)	4.0	3.8	0.6
APMEA	(9.5)	7.3	(8.6)	(5.1)

Definitions

• Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

• The number of weekdays and weekend days can impact our reported comparable sales. In January 2013, this calendar shift/trading day adjustment consisted of one less Sunday and Monday, and one more Wednesday and Thursday compared with January 2012. The resulting adjustment varied by area of the world, ranging from approximately -0.9% to 0.8%. In addition, the timing of holidays can impact comparable sales.

• Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

• Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

The Company plans to release February 2013 sales on March 8, 2013.

McDonald's is the world's leading global foodservice retailer with more than 34,000 locations serving more than 69 million customers in 119 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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